Exhibit (a)(1)(c)

I am pleased to announce the beginning of the EDS Stock Option Exchange Program election period. This letter will provide you with instructions needed to electronically access the tender offer materials.

This program offers you the opportunity to voluntarily cancel eligible vested and unvested EDS stock options you currently hold in exchange for a lesser number of new stock options to be granted in the future subject to the terms of the Offer to Exchange. The new options will generally have an exercise price equal to the fair market value of EDS common stock on the date they are granted.

This opportunity to exchange existing options for a reduced number of market-priced options recognizes current market realities and is intended to enable you to obtain options that may have greater potential to increase in value over time.

To participate in this opportunity, you need to submit your election to Mellon Investor Services, the firm administering the offer, before 7 p.m. U.S. Eastern Time on 23 September 2003.

You may make your election via the Internet, through the automated telephone election system, or through the Mellon call center. In all cases, to identify yourself, you will need to provide Mellon with your Personalized Identification Number (PIN). This number is [XXXXXXXXX].

•	To make your election via the Internet, go to www.corporate-action.net/eds.

•	To make your election using the automated telephone election system, call 1 888 337 6788 from within the U.S. and Canada or 1 201 829 0027 from outside the U.S. and Canada. To use the system, you will need a touch-tone telephone.

•	To make your election by speaking with a customer service representative at the Mellon call center, call 1 866 337 6781 from within the U.S. and Canada or 1 201 296 4177 from outside the U.S. and Canada. The call center is available Monday through Friday from 12 a.m. to 7 p.m. U.S. Eastern Time. Mellon customer service representatives have been authorized to accept reverse charge calls. Translation services are available upon request.

The complete Offer to Exchange, which describes the terms and conditions of the EDS Stock Option Exchange Program, may be reviewed or downloaded from the Mellon Internet Web site at www.corporate-action.net/eds or from EDS infoCentre site at http://infocentre.eds.com/people/benefits/stock_option/. We urge you to read the Offer to Exchange. Additional information about the offer and how to make your election, as well as several translated versions of selected exchange program documents, are also available on both Web sites.

If you have questions, feel free to call the Mellon call center or send an e-mail to EDSinquiries@melloninvestor.com.

Sincerely,

Michael E. Paolucci

Managing Director, Global Compensation and Benefits